SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Mereo BioPharma Group plc
(Name of Issuer)

Ordinary Shares, £0.003 par value
(Title of Class of Securities)

589492107**
(CUSIP Number)

Rubric Capital Management LP 155 East 44th St, Suite 1630 New York, NY 10017 Attention: Brian Kleinhaus 212-418-1888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 589492107 has been assigned to the American Depositary Receipts ("ADRs") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "MREO." Each ADR represents 5 Ordinary Shares.

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 99,704,885 Ordinary Shares (including 67,754,885 Ordinary Shares represented by 13,550,977 ADRs)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 99,704,885 Ordinary Shares (including 67,754,885 Ordinary Shares represented by 13,550,977 ADRs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,704,885 Ordinary Shares (including 67,754,885 Ordinary Shares represented by 13,550,977 ADRs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 589492107	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 99,704,885 Ordinary Shares (including 67,754,885 Ordinary Shares represented by 13,550,977 ADRs)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 99,704,885 Ordinary Shares (including 67,754,885 Ordinary Shares represented by 13,550,977 ADRs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,704,885 Ordinary Shares (including 67,754,885 Ordinary Shares represented by 13,550,977 ADRs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 589492107	SCHEDULE 13D	Page 4 of 6 Pages

This Schedule 13D amends the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2022 with respect to the ordinary shares of stock, par value , £0.003 par value per share (the “Ordinary Shares”), of Mereo BioPharma Group plc, a public limited company under the laws of England and Wales (the “Issuer”), which was subsequently amended on June 9, 2022, June 14, 2022, August 24, 2022, September 23, 2022, October 28, 2022, June 14, 2023, October 31, 2023, November 2, 2023, November 6, 2023, November 8, 2023, November 13, 2023, and November 15, 2023 (collectively, including this amendment, the “Schedule 13D”).

Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER

a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 701,217,089 Ordinary Shares reported to be outstanding as of July 2023 in Exhibit 99.1 and 99.2 attached to the Issuer’s filing on Form 6-K filed with the Securities and Exchange Commission on September 7, 2023.

c)	Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. All such transactions were effected in the open market unless otherwise noted herein.

CUSIP No. 589492107	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2023

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name:	Michael Nachmani
Title:	Chief Operating Officer

/s/ David Rosen
DAVID ROSEN

CUSIP No. 589492107	SCHEDULE 13D	Page 6 of 6 Pages

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase/Sale
Purchase of ADR	393,540	2.0671[1]	11/16/2023
Purchase of ADR	82,126	2.0777[2]	11/17/2023

1 Represents a weighted average price. These ADRs were purchased in multiple transactions at prices ranging from $1.995 to $2.08, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADRs purchased at each separate price within the range set forth in this footnote.

2 Represents a weighted average price. These ADRs were purchased in multiple transactions at prices ranging from $2.04 to $2.08, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADRs purchased at each separate price within the range set forth in this footnote.